SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Amendment No.     )

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16117M305

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16117M305

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,941,873 (1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 27,941,873 (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,941,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 27.3% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)  Includes 1,083,296 warrants to purchase shares of Common Stock exercisable in the next 60 days, and an aggregate of 20,269,131 shares of Common Stock subject to first priority liens under the margin loan agreements described below in Item 6.

(2)  For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A Common Stock outstanding is 101,178,821, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 22, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No.   )

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

Item 1.   Security and Issuer

Liberty Media Corporation (the “Reporting Person” or “Liberty”) is filing this statement on Schedule 13D (this “Statement”) with respect to the shares of Class A Common Stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”).  The principal executive offices of the Issuer are located at 400 Atlantic Street, 10th Floor, Stamford, Connecticut 06901.

The Reporting Person is filing this Statement to report its acquisition (the “Acquisition”) of beneficial ownership, on May 1, 2013 (the “Closing Date”), of (i) 26,858,577 shares of Common Stock and (ii) 1,083,296 warrants to purchase shares of Common Stock as further described in Item 3 of this Statement.

Item 2.   Identity and Background

(a) - (c)

The Reporting Person is Liberty Media Corporation, a Delaware corporation, whose principal business is owning a broad range of media, communications and entertainment businesses and investments, and whose principal office address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

(d) - (f)

Schedule 1 attached hereto is incorporated herein by reference and provides the required information with respect to (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”).  All executive officers and directors listed are United States citizens, unless otherwise noted on Schedule 1.

Neither Liberty, nor, to the best of the knowledge of Liberty, any of its executive officers and directors named on Schedule 1, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On the Closing Date, Liberty, pursuant to a stock purchase agreement executed March 19, 2013 (the “Stock Purchase Agreement”) with investment funds managed by, or affiliated with, Apollo Global Management LLC,

Oaktree Capital Management, L.P. and Crestview Partners (together, the “Sellers”), completed the Acquisition pursuant to which the Reporting Person acquired (i) 26,858,577 shares of Common Stock for $95.50 per share and (ii) warrants to purchase 947,094 shares of Common Stock with an exercise price of $46.86 and warrants to purchase 136,202 shares of Common Stock with an exercise price of $51.28 (the “Warrants”) for $95.50 per Warrant less the applicable exercise price.

The Reporting Person funded the Acquisition with cash on hand of approximately $1.2 billion and borrowed approximately $1.4 billion under the margin loan agreements described below in Item 6 of this Statement.

Item 4.   Purpose of Transaction

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement on the Closing Date pursuant to the Acquisition and intends to hold such shares for investment purposes.  As contemplated by the Stockholders Agreement (as defined and described below), on May 1, 2013, the board of directors (the “Board”) of the Issuer appointed John C. Malone, Chairman of the Board of Directors of Liberty, Gregory B. Maffei, President and Chief Executive Officer of Liberty, Balan Nair, Executive Vice President and Chief Technology Officer of Liberty Global, Inc., and Michael Huseby, Chief Financial Officer of Barnes & Noble, Inc., each of whom was designated by Liberty (collectively, the “Liberty Designees”), to fill the vacancies created by the resignation of four directors of the Issuer designated by the Sellers.  The Board appointed Mr. Malone to serve on its Nominating and Corporate Governance Committee, Mr. Maffei to serve on its Compensation and Benefits Committee, and Mr. Huseby to serve on its Audit Committee.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated in this paragraph.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (subject to the terms of the Stockholders Agreement) (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.  Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the contractual restrictions described in Item 6 of this Statement.

Item 5.   Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns 27,941,873 shares of Common Stock, including 1,083,296 warrants to purchase shares of Common Stock exercisable in the next 60 days. The 27,941,873 shares represent approximately 27.3% of the outstanding shares of Common Stock, based on 101,178,821 shares of Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on February 22, 2013.

(b)

The Reporting Person has the sole power to vote or to direct the voting of 27,941,873 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares, subject to the rights of the lenders under the margin loan agreements described in Item 6.

(c)

Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person, has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

On March 19, 2013, in connection with its entrance into the Stock Purchase Agreement, the Reporting Person entered into a Stockholders Agreement (the “Stockholders Agreement”) with Charter.  The following is a summary of certain of the material terms of the Stockholders Agreement.  The following description does not purport to cover all of the provisions of the Stockholders Agreement and is qualified in its entirety by reference to the full document, which has been incorporated into this Statement by reference as Exhibit 7(a).

Election and Appointment of the Liberty Designees

On May 1, 2013, pursuant to the terms of the Stockholders Agreement, the Board appointed the Liberty Designees to the Board to fill the vacancies created by the resignation of the four designees of the Sellers.  Charter will cause four Liberty designees to be included in management’s slate of nominees for election as a director at its 2014 and 2015 annual meetings of stockholders, and will use reasonable best efforts to cause the election of each such director.  However, Charter is under no obligation to nominate and recommend a proposed Liberty designee (other than Messrs. Malone and Maffei (or any person who succeeds Mr. Maffei as Chief Executive Officer of Liberty)) if the majority of the Board (excluding the Liberty designees) determines, in good faith, that service by such nominee as a director would reasonably be expected to fail to meet certain requirements, including applicable stock exchange independence standards and Charter’s Corporate Governance Guidelines.  In the event of any such determination, the Reporting Person is entitled to designate a replacement director for appointment or nomination.  During the period specified in the Stockholders Agreement, the Reporting Person will vote its shares of Common Stock in accordance with the recommendation of the Nominating and Corporate Governance Committee of the Board with respect to the election or removal of directors.  The number of designees that the Reporting Person is entitled to designate for nomination is determined based on the Reporting Person’s ownership interest in Charter at the time of determination.

The Company agreed to cause the appointment of a Liberty Designee to each of the Nominating and Corporate Governance Committee, the Audit Committee and the Compensation and Benefits Committee of the Board, provided that such Liberty Designee meets the independence and other requirements under applicable law, such committee’s charter and applicable stock exchange rules for such committee.  Accordingly, on the Closing Date, the Board appointed Mr. Malone to serve on its Nominating and Corporate Governance Committee, Mr. Maffei to serve on the Compensation and Benefits Committee, and Mr. Huseby to serve on the Audit Committee.

Charter can elect, by notice to the Reporting Person after the fifth business day and prior to the tenth business day of January 2016, to terminate the obligation to nominate the Reporting Person’s designees to the Board and, in such event, the standstill provisions noted below will also terminate.  Beginning in 2017, the Reporting Person and Charter will each have an annual right to terminate the Board nomination and standstill obligations by delivering notice to the other party of such termination by the tenth business day of January of such year.

Limitation on Share Ownership; Standstill

Subject to certain limited exceptions, the Reporting Person agreed that it will not, directly or indirectly, acquire voting securities of Charter in excess of 35% prior to the fifth business day of January 2016 and thereafter in excess of 39.99% of the outstanding issued voting securities of the Issuer and any other securities issued by the Issuer that derive their value from any voting security (the “Ownership Limitation”).  The Reporting Person is also subject to certain customary standstill provisions that prohibit the Reporting Person from, among other things, engaging in any solicitation of proxies or consents relating to the election of directors, proposing a matter for submission to a vote of shareholders of Charter or calling a meeting of the shareholders of Charter or taking any action or making any public statement not approved by the Board to seek to control or influence the management, the Board or the policies of Charter.

The standstill limitations described above will cease to apply to the Reporting Person beginning in January 2016 if Charter elects to terminate its obligation to nominate the Reporting Person’s designees for election at the 2016 annual meeting of stockholders, as described above.  In addition, the standstill limitations will cease to apply once the Reporting Person owns less than 5% of the outstanding Common Stock and upon termination by either party in 2017 and thereafter as described above.

DGCL 203 Waiver/Stockholder Rights Plan

Prior to the execution of the Stock Purchase Agreement, the Board approved the Reporting Person as an “interested stockholder” under Section 203 of the Delaware General Corporation Law (“DGCL”).  In addition, Charter agreed not to implement any other antitakeover defenses, including, the adoption of a poison pill, that would adversely affect the Reporting Person’s ability to enjoy its rights of ownership with respect to the Common Stock and Warrants acquired in the Acquisition, after taking into account the share ownership limitations described above.

Transfers to Third Parties; Exemptions Under any Future Shareholder Rights Plan

Charter agreed to not adopt a poison pill that would preclude (i) the Reporting Person’s accumulation of Charter’s voting securities up to and including a percentage equal to or less than 39.99%, and (ii) in the event that the Reporting Persons transfers all or such portion of its voting securities to a third party such that the Reporting Person holds less than 15% of the outstanding voting securities of Charter, such third party transferee’s accumulation of Charter’s voting securities up to and including a percentage less than or equal to 35%.

Termination

The Stockholders Agreement terminates upon certain events, including upon the events described above under Election and Appointment of the Liberty Designees.  If the Stockholders Agreement is terminated as described under Election and Appointment of the Liberty Designees, the share ownership limitations described above and Charter’s obligations described under Transfers to Third Parties; Exemptions Under any Future Shareholder Rights Plan above cease to apply.

Acquisition Financing.

Margin Loan Agreement with Nomura Securities (Bermuda) Ltd.

On the Closing Date, a wholly-owned special purpose subsidiary of the Reporting Person entered into a margin loan agreement with Nomura Securities (Bermuda) Ltd., as lender, which provides for a $300 million term loan.  The entire loan was drawn on the Closing Date and formed part of the financing for the Acquisition.  The maturity date of the loan is June 1, 2014; however, the lender may agree to extend the maturity date of any amount of the loan to either November 1, 2015 or May 1, 2016.

The borrower’s obligations under the loan agreement are guaranteed by the Reporting Person for a period of up to one year, and secured by a first priority lien on up to 9,075,730 shares of Common Stock.  If the borrower defaults on its obligations under the loan agreement or the Reporting Person defaults on its obligations under its guaranty, then the lender can declare all amounts outstanding under the loan agreement, with accrued interest, to be immediately due and payable, and if the borrower and the Reporting Person are unable to pay such amounts, the lender may foreclose on the pledged stock and any other collateral that then secures borrowings under the loan agreement.

Borrowings under the loan agreement bear interest at a per annum rate equal to the three-month LIBOR Rate plus a set spread.

The borrower may prepay all or a portion of the loan at any time, subject to certain notice requirements and an early termination premium if the loan is prepaid, in whole or in part, prior to December 13, 2013.  The loan agreement requires mandatory prepayments or, in some cases, the posting of additional collateral upon the occurrence of certain events that are customary for loans of this type.

The loan agreement contains various affirmative and negative covenants that restrict the activities of the borrower.  The loan agreement does not include any financial covenants.  It contains events of default that are customary for loans of this type.

Margin Loan Agreement with various lenders and Citibank, N.A., as Administrative Agent

On the Closing Date, a second wholly-owned special purpose subsidiary of the Reporting Person entered into a margin loan agreement with Citibank, N.A., as administrative agent and calculation agent, Citibank, N.A., as a lender, and Morgan Stanley Bank, N.A., as a lender.  Borrowings under the loan agreement formed part of the financing for the Acquisition.  The loan agreement permits the borrower, subject to certain funding conditions, to borrow up to $670 million, consisting of an initial $370 million term loan and an optional second $300 million term loan that must be drawn before June 3, 2013 and is subject to the satisfaction of certain conditions.  On the Closing Date, the initial $370 million term loan was drawn by the borrower.  The maturity date of all loans made under the loan agreement is May 1, 2015; however, each lender may agree to extend the maturity date of any amount of their respective portion of the loans to either November 1, 2015 or May 1, 2016.

The borrower’s obligations under the loan agreement are guaranteed by the Reporting Person for a period of up to one year, and secured by a first priority lien on up to on 11,193,401 shares of Common Stock (if the second $300 million term loan is drawn, the priority lien will increase by an amount up to a total of 26,900,000 shares of Common Stock based on a loan to value calculation).  If the borrower defaults on its obligations under the loan agreement or the Reporting Person defaults on its obligations under its guaranty, then the lenders can declare all amounts outstanding under the loan agreement, with accrued interest, to be immediately due and payable, and if the borrower and the Reporting Person are unable to pay such amounts, the lenders may foreclose on the pledged collateral that secures the borrowings under the loan agreement.

Borrowings under the loan agreement bear interest at a per annum rate equal to the three-month LIBOR Rate plus a set spread.

The borrower may prepay all or a portion of the loans under the loan agreement at any time, subject to certain notice requirements and an early termination premium if, with respect to the initial $370 million term loan, the borrower prepays all or any portion of the term loan prior to February 1, 2014, or, with respect to the second term loan, the borrower does not draw the loan or draws it and prepays all or any portion prior to the date that is nine months from the date of such draw.  The loan agreement requires mandatory prepayments or, in some cases, the posting of additional collateral upon the occurrence of certain events that are customary for loans of this type.

The loan agreement contains various affirmative and negative covenants that restrict the activities of the borrower.  The loan agreement does not include any financial covenants.  It contains events of default that are customary for loans of this type.

Margin Loan Agreement with various lenders and Merrill Lynch International, as Administrative Agent

On April 30, 2013, a third wholly-owned special purpose subsidiary of the Reporting Person entered into a margin loan agreement with Merrill Lynch International, as administrative agent and calculation agent, Bank of America, N.A., as a lender, and Citibank, N.A., as a lender. Borrowings under the loan agreement formed part of the financing for the Acquisition.  The loan agreement permits the borrower, subject to certain funding conditions, to borrow up to $1.0 billion, consisting of a $250 million term loan and up to $750 million on a revolving credit basis. On April 30, 2013, $700 million in loans (the $250 million term loan and $450 million in revolving loans) were made to the borrower under the loan agreement, with $300 million in revolving commitments still available for future loans.  Additionally, up to $1.0 billion in loans may be extended under the loan agreement in the form of incremental loans, subject to the satisfaction of certain conditions.  The maximum amount of loans available to the borrower under the loan agreement (including the maximum amount of potential incremental loans) is $2.0 billion. The maturity date of all loans under the loan agreement is October 30, 2014.

The borrower’s obligations under the loan agreement are fully and unconditionally guaranteed by the Company and secured by a first priority lien on a basket of publicly traded common stocks owned by the Company.  If the borrower defaults on its obligations under the loan agreement or the Company defaults on its obligations under its guaranty, then the lenders can declare all borrowings outstanding under the loan agreement, with accrued interest, to be immediately due and payable, and if the borrower and the Company are unable to pay such amounts, the lenders may foreclose on the pledged stock and any other collateral that then secures the borrower’s obligations under the loan agreement.

Borrowings under the loan agreement bear interest at a per annum rate equal to the LIBOR Rate plus a spread varying based on the common stocks pledged to secure borrowings.

The borrower may prepay all loans under the loan agreement at any time, subject to certain notice requirements and an early termination premium if the borrower prepays all or any portion of the term loan prior to January 30, 2014.

The loan agreement requires mandatory prepayments or, in some cases, the posting of additional collateral upon the occurrence of certain events that are customary for loans of this type.

The loan agreement contains various affirmative and negative covenants that restrict the activities of the borrower.  The loan agreement does not include any financial covenants.  It also contains events of default that are customary for loans of this type.

Item 7.   Material to be Filed as Exhibits

7(a)                         Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIBERTY MEDIA CORPORATION

By:	/s/ Richard N. Baer
Name: Richard N. Baer
Title: Senior Vice President and General Counsel

Dated: May 10, 2013

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

Robert R. Bennett	Director of Liberty; President of Hilltop Investments, LLC

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, CO 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

Andrea L. Wong	Director of Liberty; President, International Production, Sony Pictures Television and President, International, Sony Picture Entertainment

Richard N. Baer	Senior Vice President and General Counsel of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Liberty

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).